SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HealthWarehouse.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42227G202

(CUSIP Number)

Janice Marra

5 Post Road

Rumson, NJ 07760

(732) 389-8676

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42227G202

1	NAMES OF REPORTING PERSONS Janice Marra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 2,397,553
	6	SHARED VOTING POWER: 4,029
	7	SOLE DISPOSITIVE POWER: 2,397,553
	8	SHARED DISPOSITIVE POWER: 4,029
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,401,582*

*  The shares reported herein consist of (i) 713,948 shares of common stock, (ii) 18,321 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into approximately 7.68 shares of common stock, and (iii) warrants to purchase an aggregate of 1,542,846 shares of common stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See Item 4 hereof.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%[1]
12	Type of Reporting Person (See Instructions) IN

[1]	The percentages reported on this Schedule 13G are based upon 17,036,765 outstanding shares of Common Stock (as described in Item 4 hereof).

CUSIP No.	42227G202

1	NAMES OF REPORTING PERSONS Ralph Marra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 209,230
	6	SHARED VOTING POWER: 4,029
	7	SOLE DISPOSITIVE POWER: 209,230
	8	SHARED DISPOSITIVE POWER: 4,029
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 213,259
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See Item 4 hereof.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%[2]
12	Type of Reporting Person (See Instructions) IN

[2]	The percentages reported on this Schedule 13G are based upon 17,036,765 outstanding shares of Common Stock (as described in Item 4 hereof).

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Healthwarehouse.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7107 Industrial Road, Florence, KY 41042

Item 2(a).	Name of Person(s) Filing:

Janice Marra

Ralph Marra

Item 2(b).	Address of Principal Business Office or, if none, Residence:

5 Post Road

Rumson, NJ 07760

Item 2(c).	Citizenship:

United States of America (Janice Marra)

United States of America (Ralph Marra)

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

42227G202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Janice Marra	2,401,582[3]
Ralph Marra -	213,259[4]

(b)	Percent of Class:

Janice Marra	14.1%[5]
Ralph Marra	1.3%[6]

(c)	Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Janice Marra	2,397,553
Ralph Marra	209,230

(ii) Shared power to vote or to direct the vote:

Janice Marra	4,029
Ralph Marra	4,029

(iii) Sole power to dispose or to direct the disposition of:

Janice Marra	2,397,553
Ralph Marra	209,230

(iv) Shared power to dispose or to direct the disposition of:

[3]	Excludes 45,000 shares held in a trust for the benefit of Ms. Marra’s minor children. Ms. Marra is not the trustee of this trust and disclaims beneficial ownership of such shares.
[4]	Excludes 45,000 shares held in a trust for the benefit of Mr. Marra’s minor children. Mr. Marra is not the trustee of this trust and disclaims beneficial ownership of such shares.
[5]	The percentages reported on this Schedule 13G are based upon 17,036,765 outstanding shares of Common Stock (as described in this Item 4).
[6]	See footnote 5.

Janice Marra	4,029
Ralph Marra	4,029

The 17,036,765 outstanding shares of common stock referenced above is the sum of the following amounts: (i) 11,851,185 shares of common stock based on the Issuer’s Form 10-Q filed on December 31, 2012, (ii) 3,501,975 shares of common stock based on the Issuer’s Form 8-K filed on February 6, 2013, (iii) 18,321 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into approximately 7.68 shares of common stock, and (iv) warrants to purchase an aggregate of 1,542,846 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, checked the following: [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

By: /s/ Janice Marra
Name: Janice Marra

By: /s/ Ralph Marra
Name: Ralph Marra

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).